Mail Stop 4561

March 31, 2009

S. Scott Crump, President
Stratasys, Inc.
7655 Commerce Way
Eden Prairie, Minnesota 55344

> **Re:** **Stratasys, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 001-13400**

Dear Mr. Crump:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. On the cover page of your Form 10-K for fiscal years ended December 31, 2008 and 2007, you disclose your status as a "well-known seasoned issuer" (WKSI), as defined in Rule 405 of the Securities Act of 1933. We note that your equity market capitalization as measured by you on the last day of your second fiscal quarter for each of these years, however, was approximately $388 million and $453 million, respectively. Given that your market capitalization appears to be below the $700 million eligibility requirement for WKSI status and that it appears you have not issued debt securities in the last three years, please tell us why you believe you qualify for status as a well-known seasoned issuer.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

<u>General, page 22</u>

2.   Your discussion should include disclosure of currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. You should also quantify the expected effects of any known material trends on your future results to the extent possible. For example, we note from your disclosure on page 7 that as a result of your new sales strategy to eliminate direct sales and place more reliance on existing resellers, you will convert a significant portion of your fixed selling costs to a variable cost structure. Tell us what consideration you gave to discussing any known future impact on your financial statements from this restructuring. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

3.   While we note that you have discussed the importance of product pricing and sales volume in various places in the document, you have not included here a discussion of the pricing environment for your products over the last three years. Your discussion should specifically address the extent to which material changes in sales or revenues are attributable to changes in price or changes in volume or to the introduction of new products or services. Please refer to Item 303(a)(3)(iii) of Regulation S-K. Furthermore, to the extent decreases in price are the result of pricing pressures or other identifiable factors, those factors should be discussed as well.

<u>Results of Operations</u>

<u>Twelve months ended December 31, 2008 compared with twelve months ended December 31, 2007</u>

<u>Gross Profit, page 25</u>

4.   You disclose that product gross profit decreased, as a percentage of product sales, primarily due to changes in product mix, without further explanation. We note with respect to the fourth quarter that the limited distribution of the new uPrint in December 2008 appears to have had a material impact on your 3D printer sales in that quarter. It further appears that you experienced growth in sales volume with respect to the 3D printers as well as decreases in pricing during that period. To the extent these or other factors materially affected the results of operations for fiscal 2008, those factors should be discussed. Please tell us in quantitative and qualitative terms the reasons for the changes in product mix and their impact on

the results of operations. Tell us what consideration you gave to including this information in your discussion.

Critical Accounting Policies, page 37

5.   Tell us what consideration you gave to identifying investment valuation as a critical accounting policy that requires you to make significant judgment. The critical accounting policy should describe how estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available, including a range of possible fair values for these investments depending on different input assumptions. See Section V of SEC Release 33-8350.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of operations and summary of significant accounting policies, page F-12

Short-term and Long-term Investments, page F-12

6.   Tell us and disclose how you determine the appropriate classification for each investment accounted for under SFAS 115. Your disclosures should describe how you determine whether an investment should be classified as a held-to-maturity or available-for-sale investment. See paragraph 6 of SFAS 115. In addition, revise your table of investments on page F-19 to indicate the portion of investments classified as held-to-maturity.

Note 2. Investments, page F-19

7.   We note that you have two investments in auction rate securities (ARS) with a total value of $3.5 million and that one of these investments had incurred both a temporary and other-than-temporary impairment as of December 31, 2008. Please tell us the consideration given to providing disclosures to clarify your accounting treatment for ARS. In this regard, your disclosures should describe the following for each of your investments:

- The nature of the underlying collateral;

- Whether underlying cash flows on the securities are being received;

- Valuation techniques used, including key assumptions (i.e. liquidity discount) and how auction rate failures and illiquidity impact your fair value determinations;

- Number and dollar amounts of any failed auction rate securities; and

- How and when the principal on the ARS will be available, such as upon successful auction, a buyer being found outside the auction process, maturity, or redemption by the issuer.

Provide us with any proposed changes to your disclosures.

Note 14. Common stock, page F-27

Stock options and awards, page F-28

8. Tell us what consideration you gave to describing the method used to estimate the significant assumptions used to calculate the fair value of stock-based awards. Refer to paragraph A240(e)(2). Also indicate what consideration you gave to discussing the relevant assumptions and estimates within Critical Accounting Policies.

Note 16. Export sales, page F-30

9. Tell us what consideration you gave to including *all* the information about your geographic areas that is required by paragraph 38 of SFAS 131.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Maryse Mills-Apenteng, Senior Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief